Exhibit 12.1

MPLX LP

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS - Unaudited

(In millions)

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Portion of rentals representing interest	$2.3	$0.8	$0.7	$0.5	$0.7
Capitalized interest	0.7	0.5	0.7	0.7	0.7
Other interest and fixed charges	0.8	0.7	0.7	0.7	0.7

Total fixed charges (A)	$3.8	$2.0	$2.1	$1.9	$2.1

Earnings-pretax income with applicable adjustments (B)	$148.1	$136.0	$105.4	$124.1	$125.8

Ratio of (B) to (A)	39.0	68.0	50.2	65.3	59.9